TRUST FOR ADVISED PORTFOLIOS
Fee Waiver Agreement

THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into as of October 17, 2022, by and between Trust for Advised Portfolios (the “Trust”), a Delaware statutory trust, on behalf of the series listed in Schedule A to this Agreement (each a “Fund”), and Soundwatch Capital, LLC (the “Adviser”), each Fund’s investment adviser.
WHEREAS, the Adviser has entered into an investment advisory agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to each Fund, and for which it is paid a unitary management fee at an annual rate based on a Fund’s average daily net assets; and
WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to waive a portion of each Fund’s unitary management fee;
NOW, THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:
1.FEE WAIVER. The Adviser agrees to a reduction in each Fund’s unitary management fee as set forth in Schedule A (the “Reduced Fee”).
2.TERM. The Reduced Fee for a Fund shall be effective on the date specified in Schedule A and shall remain in effect indefinitely, and for a period of not less than one year, unless terminated by the Trust as provided in Paragraph 3 below.
3.TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. The termination of this Agreement with respect to a Fund will not cause the automatic termination with respect to any other Fund.
4.ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
5.SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
6.GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.
Fee Waiver Agreement - Soundwatch

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers, all on the date first written above.

TRUST FOR ADVISED PORTFOLIOS on behalf of each Fund listed in Schedule A By: /s/ Russell B. Simon Name: Russell B. Simon Title: President	SOUNDWATCH CAPITAL, LLC By: /s/ Robert Hammer Name: Robert Hammer Title: CEO of Soundwatch Capital LLC

Fee Waiver Agreement - Soundwatch

SCHEDULE A

Fund	Management Fee	Reduced Fee	Effective Date
Soundwatch Hedged Equity ETF	0.60%	0.50%	October 17, 2022

Fee Waiver Agreement - Soundwatch